UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information contained in this Report on Form 6-K

Director Departure

On November 8, 2024, Mr. Poon Wai Hong resigned as a member of our board of directors (the “Board”) and from the audit committee, compensation committee and nominations committee of the Board. His departure is not a result of any disagreement with the Ryde Group Ltd (the “Company”) on any matter relating to our operations, policies, or practices.

Director Appointment

On November 8, 2024, the Board appointed Mr. Kelvin Lee Soon Sze (“Mr. Kelvin Lee”) as an independent director and as chairman of the compensation committee, as well as member of the audit committee and nominations committee, of the Board. Mr. Kelvin Lee is currently the chairman and executive director of Simpple Ltd (Nasdaq: SPPL). Mr. Kelvin Lee is an experienced board member, guiding corporate governance, technology strategy and risk management for Simpple Ltd. Mr. Kelvin Lee also drives sustainable growth and operational resilience, leading significant IT transformation. We believe that Mr. Kelvin Lee’s background and experience will bring incredible value to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: November 8, 2024	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer